April 11, 2011

Mr. Kevin Woody
Accounting Branch Chief	Via U.S. Mail and Facsimile 703-813-6984
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3591

Re:	Liberty Property Trust & Liberty Property Limited Partnership
Form 10-K for Year Ended December 31, 2010
File No. 001-13130 and 001-13132, respectively
Dear Mr. Woody,
We received your March 14, 2011 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses:
FORM 10-K FOR YEAR ENDED DECEMBER 31, 2010
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Capitalized Costs, page 26
1.	Please tell us, separately, the amount of pre-construction costs, real estate taxes, and development related salaries that were capitalized for each year presented.
Company Response:
The amount of pre-construction costs, real estate taxes and development related salaries that were capitalized for each year presented are as follows (in 000s):

	2008	2009	2010
Pre-construction costs	$7,985	$905	$920
Real estate taxes	3,059	1,659	438
Development related salaries	6,516	2,534	489

LPT & LPLP Response Letter
Mr. Kevin Woody, Accounting Branch Chief
April 11, 2011

Revenue Recognition, page 26
2.	We note that capitalized above or below-market lease values are amortized as a component of rental revenue over the remaining term of the respective leases. Please provide additional details regarding your consideration of below-market lease renewals. Within your response, please tell us how management assesses the likelihood of a tenant exercising its below-market renewal option. Further, please tell us how probability assessments fluctuate as the difference between market rates and the renewal rates increase.
Company Response:
In accordance with ASC 805, Business Combinations, the Company allocates the purchase price of real estate acquired to land, building and improvements and intangibles based on the relative fair value of each component. Below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease.

The Company considers any renewal options in determining the lease term in accordance with the definition included in ASC 840-10-20. To the extent that a lease includes a tenant option to renew or extend the duration of the lease at a fixed or determinable rental rate the Company evaluates whether or not that option represents a bargain renewal option by analyzing if there is reasonable assurance at the acquisition date that the tenant will exercise the option because the rental rate is sufficiently lower than the expected rental rate for equivalent property under similar terms and conditions at the exercise date.

The Company then depreciates this intangible over the remaining term of the related leases as an adjustment to rental revenue. This calculation includes both the remaining noncancelable period and any bargain renewal option periods.

A description of this accounting treatment over the last five years follows. During the period from January 1, 2006 to December 31, 2010, the Company purchased properties with a total investment of $688.6 million and recorded additions to the intangible market rent liability account in the total amount of $13.6 million. The largest ten leases, each individually representing greater than $350,000, represent $9.5 million or 70% of this activity. The accounting consideration for these ten leases is set forth below:
One lease representing $848,000, or 6%, of the activity had no renewal option.
Seven of the ten leases representing an aggregate of $7.9 million, or 58%, of the activity had renewal options with rent during the renewal period stipulated as the market rate at the time of renewal. For these seven leases, the renewal period was not included in lease term for calculation of the intangible market rent liability.

LPT & LPLP Response Letter
Mr. Kevin Woody, Accounting Branch Chief
April 11, 2011

Two of the ten leases representing an aggregate of $803,000, or 6%, of the activity had fixed rental rates during the renewal period. At the acquisition date, the Company evaluated the probability that the tenant would exercise their renewal option. A comparison of the fixed renewal rental rate per the renewal option compared to the estimated market rent during the renewal period suggested a bargain rental rate for the tenants. Consequently, the Company concluded that there was reasonable assurance that the tenants would exercise their renewal options and the renewal period was included in the lease term.
In future filings we will expand on our disclosure of below-market lease renewals to clarify the Company’s accounting practices.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
/s/ George J. Alburger, Jr.
George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
GJA/amb

cc:	Kevin Purfield, Ernst & Young
Justin Chairman, Morgan, Lewis & Bockius LLP
James J. Bowes, General Counsel
Mary Beth Morrissey, Senior Vice President, Finance & Accounting